FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 30, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

Buenos Aires, May 30, 2005

Messrs.

Bolsa de Comercio de Buenos Aires

Re.: Notice CD N° 173.493.

                  Press reports

Dear Sirs:

Petrobras Energía S.A., our controlled company informed in answer to the Bolsa de Comercio de Buenos Aires request (Buenos Aires, Stock Exchange), that on May 26, 2005, a notice addressed to Petróleo Brasileiro S.A., with a copy of Resolution 757 of the Argentine Secretariat of Energy attached thereto, was received at the Company’s offices. Under this resolution, March 31, 2006 is fixed as the "deadline for Petróleo Brasileiro S.A. to comply, through Petrobras Participaciones S.L., with its irrevocable commitment to divest its equity interest in Compañía Inversora en Transmisión Eléctrica CITELEC S.A. (Citelec), controlling company of Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A." and a plan for the transfer of the pertinent shareholdings is required to be submitted within a 15 day term after receipt of notice.

Citelec’s shareholder is Petrobras Energía S.A., the company that through notice filed with the Ministry of Production, within the framework of the process for approval of the purchase of 58.62% of Petrobras Energía Participaciones S.A. by Petróleo Brasileiro S.A., committed itself to divest its aggregate equity interest in Citelec, with no time limits and in compliance with Law N. 24,065 which provides for the Electricity Regulatory Framework and its concession contract for the purpose of securing a quality and efficient supply of the public service. This commitment was taken into account by the Secretariat of Competition, Deregulation and Consumer Defense when the above mentioned change of control was approved.

Sincerely yours,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 05/30/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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